Eric Weinheimer Vice-President & Associate General Counsel	Sun Life Financial Inc. 150 King Street West Suite 1400 Toronto, Ontario M5H 1J9 Tel: (416) 979-4825 Fax: (416) 979-3209 eric.weinheimer@sunlife.com

July 16, 2012

United States Securities and Exchange Commission

450 Fifth Street West, N.W.

Washington D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Dear Mr. Rosenberg

Re:	Sun Life Financial Inc.
Form 40-F for Fiscal Year Ended December 31, 2011
File No. 001-15014

I am writing on behalf of Sun Life Financial Inc. (the “Company”) in reply to your letter addressed to Mr. Thomas A. Bogart, Executive Vice-President, Business Development and General Counsel of the Company, dated June 29, 2012 setting out additional comments of the staff (the “Staff Comments”) of the Securities and Exchange Commission on the Company’s Form 40-F (our “Form 40-F”) for the year ended December 31, 2011 as follow up to our response letter dated June 5, 2012. For convenience, we have included the Staff Comments, in italics, followed by our responses.

While we believe that the Company’s disclosure was appropriate, we will provide additional disclosure in our future periodic reports to address the Staff Comments. We are doing so in the spirit of cooperation with staff, and any change in our future filings should not be taken as an indication that prior disclosures were in any way deficient or inaccurate.

In this letter, we refer to the management’s discussion and analysis and the consolidated annual financial statements for the year ended December 31, 2011 that are included in the Company’s 2011 Form 40-F as our “2011 MD&A” and our “2011 Annual Financial Statements”, respectively.

Exhibit 1. Annual Management’s Discussion and Analysis for the year ended December 31, 2011.

Financial Performance

2011 Consolidated Results of Operations

Investments

Impaired Assets, page 49

1.    Please refer to prior comment three. We acknowledge the information and proposed disclosure provided in your response. In addition, please provide us the following disclosure to be included in future filings.

•	Describe and quantify the methods and key assumptions used to compute the asset default provision for existing assets and future asset purchases.
•	Quantify the asset default assumption associated with future asset purchases for each period presented. If this assumption differs from that used for existing assets, explain why.
•	Explain the underlying factors upon which you based your decision to increase or decrease the asset default provision associated with existing assets and future asset purchases.

Sun Life Financial Response

Asset default assumptions associated with future asset purchases are the same as those used for existing assets. We will provide additional disclosure in future filings to further describe the process used to determine asset default assumptions. The following is representative of additional disclosure that would have been included in Note 11.A.ii to our 2011 Annual Financial Statements under the heading “Investment Returns—Asset Default” (on page 136) with corresponding disclosure in our MD&A under the heading “Benefits to Policyholders” in the section entitled “Critical Accounting Policies and Estimates—Asset Default” (on page 70). Changes to the disclosure have been blacklined to the Company’s previous response to Staff Comment 3 on June 5, 2012.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield ~~depending on the creditworthiness of the asset.~~ that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. The ~~underlying~~ asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range for asset default assumptions recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and corporate loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the balance sheet. The asset default provision included in the insurance contract liabilities is re-assessed each reporting period in light of impairments, changes in asset quality ratings and other events that occurred during the period.

The provision for asset default is a component of our insurance contract liabilities. As such, changes in the asset default provision are largely driven by the same factors that impact movement in the insurance contract liabilities (e.g. interest rates and foreign exchange rates). As disclosed in our 2011 MD&A under the heading “Impaired Assets” (on page 50), the main factors underlying the increase in our asset default provision from December 31, 2010 to December 31, 2011 were primarily “the impact of lower interest rates, changes in the level of insurance contract liabilities and the weakening of the Canadian dollar against foreign currencies”.

As outlined in our June 5, 2012 response to Staff Comment 3, in future filings we will quantify and disclose the amount of our asset default provision relating to existing assets on our Consolidated Statements of Financial Position and express the provision as a percentage of our fixed income investments. Our disclosure will include a table that will quantify the movement in our asset default provision from period to period, itemizing the underlying factors. We will also provide additional disclosure describing the nature and impact of any items with a material impact on the asset default provision, including the line item “Changes in assumptions and methodologies”.

Exhibit 2: Consolidated Financial Statements for year ended December 31, 2011

Notes to the Consolidated Financial Statements

7. Insurance Risk Management

7. A. Insurance Risk, page 129

2.    Please refer to prior comment seven. Please provide the disclosure described in paragraph 39C of IFRS 4 or tell us where it is located in your filing.

We believe that we have met the requirements of paragraph 39 (c) of IFRS 4 with the following disclosure about insurance risk (both before and after risk mitigation by reinsurance) in our 2011 Annual Financial Statements.

Note 11.A.iii “Insurance Contract Liabilities” (on page 136) provides a split of our insurance contract liabilities by product type and business segment before risk mitigation by reinsurance. Note 12.A “Reinsurance Assets” (on page 141), provides a split of our reinsurance assets by product type and business segment. The difference between the gross amount of the insurance contract liabilities in Note 11.A.iii and the reinsurance asset in Note 12.A, provides users of the financial statements with the insurance contract liabilities net of risk mitigation by reinsurance (by product type and business segment).

Note 11.A.iv “Changes in Insurance Contract Liabilities and Reinsurance Assets” (on page 137), also provides the net insurance contract liability by way of a roll forward, which illustrates the changes in insurance contract liabilities and reinsurance assets for current and comparative periods. As at December 31, 2011 the reinsurance asset was $3.3 billion, which represented less than 3.5% of the gross insurance contract liabilities.

11. Insurance Contract Liabilities and Investment Contract Liabilities, page 135

3.    Please refer to prior comment eight. We continue to have difficulty in understanding your inability to provide any quantification of key assumptions used in your reserve valuations. In particular, the “best estimate” assumptions, referenced in your sensitivity analysis on page 70, appear to represent certain key assumptions actually used in your reserve valuations. Please provide disclosure to be included in future filings that quantifies these best estimate assumptions referenced on page 70 and explains their relationship to the corresponding assumptions used in your reserve valuations. Describe and quantify the factors underlying changes in these best estimate assumptions for each period presented.

Sun Life Financial Response

The “best estimate” assumptions referenced in our sensitivity analysis on page 70 are the key assumptions used in our liability valuations. As described in Note 11.A to our 2011 Annual Financial Statements, valuation assumptions made about mortality and morbidity rates, lapse and other policyholder behaviour, etc. include best estimate assumptions for expected future experience and margins for adverse deviations.

Best estimate assumptions about mortality and morbidity rates, lapse and other policyholder behaviour, etc. vary by a number of factors such as age, duration, gender, smoker/non-smoker, degree of underwriting, policy size, product type, and country. As noted in paragraph IG31 of the implementation guidance for IFRS 4, “For other assumptions, such as mortality tables, it may not be practicable to disclose quantified assumptions because there are too many, in which case it is more important to describe the process used to generate assumptions.” At Sun Life we have thousands of assumptions feeding into the valuation of insurance contract liabilities. Consequently, while we have the ability to provide quantification of assumptions, it is not practicable to do so. In formulating our disclosure on assumptions we have been guided by the International Actuarial Association’s Note 12 entitled “Disclosure of Information about Insurance Contracts under International Financial Reporting Standards” and paragraphs IG31 and IG32 of the implementation guidance for IFRS 4.

The sensitivity analysis shown on page 70 of our 2011 MD&A provides information about the sensitivity of total net insurance contract liabilities to changes in key assumptions. For example, the sensitivity to a 10% change in policy termination rates is shown. To estimate this sensitivity, we multiply each of the policy termination assumptions by 1.10 or 0.90 (whichever is adverse) and re-determine the liabilities, with the sensitivity being the net income impact of the difference between the total insurance contract liabilities using the actual policy termination assumptions and the total insurance contract liabilities using the more adverse policy termination assumptions. It remains impracticable to provide quantified disclosure of the thousands of policy termination assumptions underlying the liability valuations.

As noted on page 70 of our 2011 MD&A, the sensitivity information presented is based on interest rates, equity market prices and business mix at December 31, 2011. Calculating sensitivities at a different date will result in different estimated sensitivities. The magnitude of the assumption changes shown are considered reasonably likely based on historical experience and Canadian industry practice per the December 2009 paper of the Canadian Institute of Actuaries entitled “Financial Statement Policy Liability Sensitivity Disclosure for Life and Health Insurers” and confirmed in the December 2010 paper of the Canadian Institute of Actuaries entitled “IFRS Disclosure Requirements for Life Insurers”.

We will provide additional disclosure in future filings to further describe the process used to determine the assumptions in our insurance contract liabilities, including both best estimate and margins for adverse deviations (as described in response to Staff Comment 4 of this letter). Appendix “A” is representative of additional disclosure that would have been included in Note 11.A to our 2011 Annual Financial Statements under the heading “General” (on page 135). In future filings we will also provide corresponding disclosure in our MD&A under the heading “Benefits to Policyholders” in the section entitled “Critical Accounting Policies and Estimates” (on page 69). Changes to the disclosure have been blacklined to the Company’s previous response to Staff Comment 9 on June 5, 2012.

4.    Please refer to prior comment nine. We acknowledge the information and proposed disclosure provided in your response, particularly the range of margins for adverse deviation of 5% to 20% in relation to your best estimate assumption. However, in order to facilitate an understanding of how you determine reserve adequacy, please explain in revised disclosure to be included in future filings your process for determining the level of these margins and your basis for concluding that “in aggregate the cumulative impact of the provisions for adverse deviation is reasonable with respect to the total amount of (your) insurance contract liabilities.” Also, please provide disclosure to be included in future filings that quantifies these aggregate provisions for adverse deviation for each period presented.

Sun Life Financial Response

We believe our disclosure complies with the requirements of paragraph 37 of IFRS 4. The actuary makes a judgement and provides a report (on page 162 of our 2011 Annual Financial Statements) including an opinion that the total insurance contract liabilities are appropriate and measured in accordance with accepted actuarial practice in Canada. This professional judgement and opinion do not apply separately to a portion of the total liabilities. In particular, provisions for adverse deviation are an integral component of insurance contract liabilities that derive from the use of assumptions that include margins for adverse deviations together with testing scenarios of future economic circumstances. Furthermore, current professional accounting and actuarial guidance on disclosure under IFRS (in particular International Actuarial Note 12 entitled “Disclosure of Information of about Insurance Contracts under International Financial Reporting Standards”) nowhere contemplates disclosure of provisions for adverse deviations, so there is no professional guidance on how such an amount might be quantified or disclosed.

We will provide additional disclosure in future filings to further describe the process used to determine the level of margins for adverse deviations in the assumptions underlying the valuation of insurance contract liabilities. Appendix “A” is representative of additional disclosure that would have been included in Note 11.A to our 2011 Annual Financial Statements under the heading “General” (on page 135). In future filings we will also provide corresponding disclosure in our MD&A under the heading “Benefits to Policyholders” in the section entitled “Critical Accounting Policies and Estimates” (on page 69). Changes to the disclosure have been blacklined to the Company’s previous response to Staff Comment 9 on June 5, 2012.

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If you have any questions or comments with respect to our responses in this letter, please contact the writer at

(416) 979-4825.

Yours very truly,

/s/ “Eric Weinheimer”

Eric Weinheimer

Vice-President and

Associate General Counsel

ERW:dj

cc:	Thomas Bogart, Executive Vice-President, Business Development and General Counsel

Colm Freyne, Executive Vice-President & Chief Financial Officer

Neil Harrison, Deloitte & Touche LLP

Appendix “A”

11.A.ii Assumptions and Methodology

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future and require regular review and, where appropriate, revision ~~where appropriate~~.

We use best estimate assumptions for expected future experience, and ~~add~~ apply margins for adverse deviations to provide for the uncertainty in the choice of best estimate assumptions. The ~~portion~~ amount of ~~our~~ insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called ~~the~~ a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. ~~The~~ For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and ~~we choose~~ the actuary chooses from within that range based on a number of considerations related to the uncertainty in the ~~choice~~ determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	the statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption;
•	future experience is difficult to estimate;
•	the cohort of risks lacks homogeneity;
•	operational risks adversely impact the ability to estimate the best estimate assumption; and
•	past experience may not be representative of future experience and the experience may deteriorate.

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates ~~and choosing a~~, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on ~~a~~ the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the balance sheet date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities employs scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not employ scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20% and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 25% to 40% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption,~~;~~ and also that, in aggregate, the cumulative impact of the ~~provisions~~ margins for adverse deviations is reasonable with respect to the total amount of our insurance contract liabilities. The actuary is guided by Canadian actuarial standards of practice in making these professional judgements about the reasonableness of margins for adverse deviations. When considering the aggregate cumulative impact of margins, the actuary would avoid choosing margins that are inconsistent with each other.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.